I-AM Capital Acquisition Company

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

September 12, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance Office

of Transportation and Leisure

Washington, D.C. 20549

Attn: Justin Dobbie, Legal Branch Chief

Re:	I-AM Capital Acquisition Company
Revised Preliminary Proxy Statement on Schedule 14A
Filed August 14, 2018
File No. 001-38188

Dear Mr. Dobbie:

I-AM Capital Acquisition Company (the “Company,” “we,” “our” or “us”) hereby transmits its response to an oral comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on August 17, 2018, regarding the

Revised Preliminary Proxy Statement on Schedule 14A previously filed on August 14, 2018.

For the Staff’s convenience, we have reproduced your oral comment below in bold and our response immediately follows the comment.

1.	We note that I-AM Capital’s board of directors has determined to issue a common stock dividend on all shares of I-AM Capital common stock that are outstanding immediately prior to the closing of the transaction with Smaaash, to each stockholder who beneficially owns such shares as of such time. Please explain why this dividend is not a sale for value, since the Company is granting the stockholders the ability to waive their redemption right in return for receiving the stock dividend.

In response to the Staff’s oral comment, on August 24, 2018 the Company filed a Registration Statement on Form S-1 (the “Registration Statement”) with the Commission to register the offering of 600,000 shares of the Company’s common stock that will be issued as a stock dividend on the shares of the Company’s common stock that are outstanding at the end of the day immediately prior to the date of the special meeting of stockholders of the Company to, among other things, vote on its proposed business combination. Once the Registration Statement is declared effective, the Company will file with the Commission a definitive Proxy Statement on Schedule 14A and shall distribute the same to its stockholders.

We thank the Staff for its consideration of this change. Should you have any questions regarding the foregoing, please contact our outside counsel, Benjamin S. Reichel, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

I-AM Capital Acquisition Company

By: /s/ F. Jacob Cherian

Name: F. Jacob Cherian

Title: Chief Executive Officer

 cc:   Ellenoff Grossman & Schole LLP